Gold X2 Intersects 258.4m of 0.97 g/t Au and 192.0m of 0.90 g/t Au

in QES Extension Drilling

VANCOUVER, B.C., November 10, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FWB: DF80) ("Gold X2" or the "Company") is pleased to announce new assay results from exploration drilling targeting the down-dip extension of the QES Zone at the Moss Gold Project in Northwest Ontario, Canada (the "Moss Gold Project").

Michael Henrichsen, CEO and Director of Gold X2, commented: "We are very encouraged by these results, which demonstrate the continuity of broad gold mineralization over approximately 200-metre drill widths with internal high-grade zones well below the current pit shell.  Importantly, these results reinforce the potential to expand the open pit to depth and add meaningful ounces to our mineral resource, while also highlighting the opportunity to define additional underground resources through future drilling. We look forward to building on this momentum as we continue to demonstrate the scale and growth potential of the Moss deposit ahead of our updated mineral resource estimate in Q1 2027."

Exploration Highlights

Assay results have been received from two drillholes targeting the down-dip extension of the QES Zone, which were completed to support evaluation of open pit expansion potential. Drilled on section, one drillhole intersected gold mineralization below the current RPEEE (Reasonable Prospects for Eventual Economic Extraction) pit shell and the second intersected gold mineralization near the base of the pit shell (Figure 1). Both drill holes returned broad intervals of low-grade gold mineralization (<1 g/t Au) over core lengths up to 258m (approximately 188m true width), including higher-grade (>2 g/t Au) zones up to 33m core length (approximately 24m true width). Gold mineralization is associated with a near vertical shear zone and true widths are estimated to be 55-75% of core length. Significant intercepts received to date include:

Outside current RPEEE pit shell (expansion):

• 26.0m of 1.75 g/t Au from 125.0m in MQD-26-475, including

○ 22.0m of 2.05 g/t Au including 2.4m of 10.7g/t Au, and

• 258.4m of 0.97 g/t Au from 603.0m, including

○ 17.0m of 2.08 g/t Au and

○ 32.9m of 2.00 g/t Au and

○ 18.0m of 2.05 g/t Au

Within current RPEEE pit shell (infill):

• 192.0m of 0.90 g/t Au from 447.0m in MQD-26-477, including

○ 23.1m of 2.65 g/t Au including 6.0m of 3.98 g/t Au

Figure 1: Plan view of Moss Main and QES zones with modeled shears, reported drillholes highlighted and traces of QES dip extension drilling with pending assay results.

Drilling Below QES RPEEE Pit Shell Reinforces Extension Potential

In May 2026, Gold X2 announced the intention to drill up to 63,000m of resource expansion drilling targeting extensions below and adjacent to the current RPEEE (Reasonable Prospects for Eventual Economic Extraction) pit shell. To date, approximately 19,000m have been drilled to test continuity of down-dip gold mineralization of the QES Zone, focusing within approximately 100m of the base of the RPEEE pit shell over a strike length of approximately 900m. (Figure 2)

New (Table 1) and restated previously reported assay results (Table 2) continue to suggest that the gold-bearing shear zone is continuous from the bottom of the current RPEEE pit shell through the intercepts in drillholes MQD-26-475 (258.4 m of 0.97 g/t Au), approximately 130m below the RPEEE pit shell (this news release) and MQD-25-326 (198.5m of 0.91 g/t Au, see March 3, 2026 news release), 280m below the RPEEE pit shell (Figure 1). Previously reported results in holes MQD-26-465 (157.8m of 0.90 g/t Au including 12.0 m of 2.65 g/t Au) and MQD-26-474 (173.0m of 0.89 g/t Au including 8.0m of 4.86 g/t Au; see September 10, 2026 news release) support continuity of the gold-bearing shear zone over a strike length of approximately 160m. In all drillholes, higher-grade gold mineralization (>2 g/t Au) is associated with intervals of apparent increased strain characterized by silicification and disseminated pyrite, which is consistent with the interpreted steep southeast dipping shear zones modeled at shallower depths. These gold assay results, along with the interpreted geological continuity of structures controlling gold mineralization, present a significant exploration target with the potential to define zones of higher-grade (>2 g/t) gold mineralization over true widths in excess of 10 metres below the current RPEEE pit shell.

Figure 2: Cross section through holes MQD-26-475 and MQD-25-326 with reported intersections relative to current resource block model and RPEEE pit shell.

Figure 3: Long section showing location of reported and pending drill holes relative to QES Zone and the current RPEEE pit shell.

Table 1: New Assay Results

HOLE ID	FROM	TO	LENGTH (m)	TRUE WIDTH (m)	CUT GRADE (g/t Au)	UNCUT GRADE (g/t Au)
MQD-26-475	125.00	151.00	26.00	15.0	1.75	1.77
including	125.00	147.00	22.00	12.7	2.05	2.07
including	125.00	130.00	5.00	2.9	2.95	2.95
and incl.	137.35	139.70	2.35	1.4	10.7	10.9
and	603.00	861.35	258.35	187.8	0.97	0.97
including	611.00	628.00	17.00	11.8	2.08	2.08
including	623.00	627.00	4.00	2.8	2.65	2.65
and including	650.30	652.50	2.20	1.6	1.79	1.79
and including	687.00	747.00	60.00	43.4	1.02	1.02
including	695.00	696.80	1.80	1.3	11.30	11.30
and incl.	734.00	737.00	3.00	2.2	2.02	2.02
and including	755.00	757.00	2.00	1.5	1.32	1.32
and including	763.00	795.90	32.90	24.3	2.00	2.00
including	778.85	793.00	14.15	10.5	2.65	2.65

and including	807.00	825.00	18.00	13.4	2.05	2.05
including	812.00	814.00	2.00	1.5	12.0	12.0
MQD-26-477	447.00	639.00	192.00	136.8	0.90	0.90
including	481.40	507.30	25.90	17.9	1.04	1.04
including	488.80	490.00	1.20	0.8	12.60	12.60
and including	530.25	535.70	5.45	3.9	2.36	2.36
and including	551.00	554.00	3.00	2.1	1.31	1.31
and including	557.30	593.00	35.70	25.8	1.07	1.07
and including	607.00	630.05	23.05	17.1	2.65	2.65
including	609.00	615.00	6.00	4.4	3.98	3.98
and incl.	628.35	630.05	1.70	1.25	14.9	14.9
Intersections calculated above a 0.3 g/t Au cut-off with a top cut of 30 g/t Au and a maximum internal waste interval of 10 metres. Pale orange shaded intervals are intersections calculated above a 1.0 g/t Au cut-off and a maximum internal waste interval of 10 metres. Medium orange intervals are intersections calculated above a 2.0 g/t Au cut-off and a maximum internal waste interval of 3 metres. Dark orange intervals are intersections calculated above a 2.0 g/t Au cut-off and core length less than 2.0m. True widths are approximate and assume a subvertical body.

Table 2: Previously Reported QES Down-Dip Intercepts

HOLE ID	FROM	TO	LENGTH (m)	TRUE WIDTH (m)	CUT GRADE (g/t Au)	UNCUT GRADE (g/t Au)
MQD-25-181	494.00	594.75	100.75	73.1	1.50	1.50
including	521.00	569.00	48.00	34.9	2.34	2.34
including	542.00	544.00	2.00	1.5	8.72	8.72
and incl.	549.00	556.00	7.00	5.1	4.79	4.79
and incl.	565.00	568.00	3.00	2.2	5.95	5.95
and including	583.00	594.75	11.75	8.6	1.64	1.64
including	584.90	588.00	3.10	2.3	4.50	4.50
and	625.00	667.00	42.00	31.3	0.65	0.65
including	634.15	642.40	8.25	6.1	2.16	2.16
MQD-25-326	167.00	206.00	39.00	21.1	0.69	0.69
including	193.00	204.00	11.00	6.0	1.47	1.47
and	345.00	366.00	21.00	12.0	0.77	0.77
including	348.00	357.00	9.00	5.1	1.49	1.49
and	759.00	957.45	198.45	120.0	0.91	0.91
including	821.00	864.00	43.00	25.9	1.99	1.99
including	826.00	836.00	10.00	6.0	4.37	4.37
and incl.	843.00	845.00	2.00	1.2	7.15	7.15

including	878.00	902.90	24.90	15.2	1.51	1.51
including	893.00	902.90	9.90	6.0	2.46	2.46
and	968.00	981.00	13.00	8.1	1.04	1.04
including	969.00	981.00	12.00	7.5	1.08	1.08
and	1022.00	1049.00	27.00	17.2	0.70	0.70
including	1022.00	1035.00	13.00	8.3	1.18	1.18
including	1033.00	1035.00	2.00	1.3	5.27	5.27
MQD-26-465	637.80	688.80	51.00	36.2	0.45	0.45
and	707.25	865.00	157.75	117.0	0.90	0.90
including	751.00	766.60	15.60	11.4	1.22	1.22
including	751.00	756.00	5.00	3.7	2.02	2.02
including	774.00	816.00	42.00	31.3	1.43	1.43
including	790.05	802.00	11.95	8.9	2.65	2.65
including	846.00	860.10	14.10	10.8	1.03	1.03
MQD-26-474	630.40	663.90	33.50	22.6	0.87	0.87
including	631.00	653.00	22.00	14.8	1.08	1.08
and	685.00	858.00	173.00	121.8	0.89	1.02
including	721.00	729.00	8.00	5.5	4.86	7.70
including	727.00	729.00	2.00	1.4	16.7	28.06
and including	767.00	819.00	52.00	36.9	1.05	1.05
including	787.00	791.00	4.00	2.8	3.70	3.70
Intersections calculated above a 0.3 g/t Au cut-off with a top cut of 30 g/t Au and a maximum internal waste interval of 10 metres. Pale orange shaded intervals are intersections calculated above a 1.0 g/t Au cut-off and a maximum internal waste interval of 10 metres. Dark orange intervals are intersections calculated above a 2.0 g/t Au cut-off and a maximum internal waste interval of 3 metres. True widths are approximate and assume a subvertical body.
Intercepts for holes MQD-25-181 (11 June 2025) and MQD-25-326 (3 March 2026) were previously reported using a maximum internal waste interval of 5m and are restated above using maximum internal waste interval of 10m.

Shallow Intercept Outside Current RPEEE Pit Shell

The shallow high-grade intercept in hole 26-MQD-475 (26.0m of 1.75 g/t Au) is interpreted to be associated with the Boundary Zone, a series of discontinuous lenses of high-grade gold mineralization located 300-400 m southeast of the Moss Deposit. Although historical drilling constrains gold mineralization along strike and up dip, this intercept demonstrates the presence of localized, shallow, high-grade mineralization beyond the current RPEEE pit shell. Gold X2 intends to further evaluate the Boundary Zone as part of ongoing geological modelling and future exploration drill programs, including drilling planned for the QES Extension.

Additional Results from QES Extension Expected in November

Additional assay results from the remaining 25 QES Extension drillholes are expected in the coming weeks and are expected to be released shortly after receipt.

Table 3:  Drill Collars

HOLE	EAST	NORTH	RL	AZIMUTH	DIP	EOH
MQD-25-181¹	669,791	5,379,844	428	158.3	-48.6	379.35
MQD-25-326¹	669,659	5,379,900	430	136.1	-60.3	1,056.00
MQD-26-465¹	670,280	5,379,113	440	328.0	-56.1	930.60
MQD-26-466²	670,368	5,379,234	440	330.0	-56.0	864.45
MQD-26-474¹	670,326	5,379,168	440	330.2	-57.3	945.30
MQD-26-475	670,197	5,379,084	438	330.0	-56.5	912.30
MQD-26-477	670,074	5,379,130	443	340.0	-52.1	642.00
MQD-26-482²	670,437	5,379,249	437	330.1	-58.2	900.35
MQD-26-483²	670,138	5,379,009	440	330.9	-56.0	975.30
MQD-26-484²	670,121	5,379,144	434	325.1	-55.0	681.00
MQD-26-488²	670,513	5,379,291	438	330.0	-56.6	933.30
MQD-26-505²	670,540	5,379,341	443	330.0	-55.0	936.00
MQD-26-517²	670,630	5,379,366	433	330.1	-54.9	924.00
MQD-26-532²	670,667	5,379,424	433	330.0	-60.0	900.00
MQD-26-536²	670,428	5,379,318	447	325.7	-57.4	777.20
MQD-26-546²	670,688	5,379,456	433	337.1	-60.1	969.00
MQD-26-553²	670,714	5,379,527	430	335.1	-60.1	819.10
¹Previously reported drill hole. ²Assays pending.

Analytical and QA/QC Procedures

All drill core is NQ diameter drill core and has been visually validated in the core shack, rotated, and reconnected. Structural orientation data was captured by acoustic and optical televiewer operated by DGI Geosciences. All core has been sawed in half cut just off a geologist established cutline aligned 90° from the apex of the foliation, with the right half (looking down hole) of the core bagged and sent to a third-party analytical laboratory. The left half of the core was returned to core boxes and is stored at Gold X2's Kashabowie core yard facility.

All samples were sent to ALS Geochemistry in Thunder Bay for sample preparation. Samples were analysed for gold via PhotonAssayTM ("Au-PA02") in Thunder Bay and 48 pathfinder elements via ICP-MS after four-acid digestion ("ME-MS61") in Vancouver. ALS is accredited by the Standards Council of Canada (SCC) for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025.

In addition to ALS quality assurance / quality control ("QA/QC") protocols, Gold X2 has implemented a quality control program for all samples collected through the drilling program. The quality control program was designed by a qualified and independent third party, with a focus on the quality of analytical results for gold. Analytical results are received, imported to our secure online database and evaluated to meet our established guidelines to ensure that all sample batches pass industry best practice for analytical quality control. Certified reference materials are considered acceptable if values returned are within three standard deviations of the certified value reported by the manufacturer of the material. In addition to the certified reference material, certified blank material is included in the sample stream to monitor contamination during sample preparation. Blank material results are assessed based on the returned gold result being less than ten times the quoted lower detection limit of the analytical method. The results of the on-going analytical quality control program are evaluated and reported to Gold X2 by Orix Geoscience Inc.

Qualified Person

Steven Scott, PGeo, Chief Geologist of the Company, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information contained in this news release.

Mr. Scott has verified the data disclosed.  To verify the information related to the drill program at the Moss Gold Project, Mr. Scott has visited the property several times; discussed and reviewed logging, sampling, bulk density, core cutting and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. It is led by the ex-global head of structural geology for the world's largest gold company and backed by one of Canada's pre-eminent private equity firms. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profiles on SEDAR+ and EDGAR. For more information, please visit SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and the Company's website (www.goldx2.com).

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Forward-looking statements in this news release include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project; the potential for expansion of the QES Zone down-dip and below the current RPEEE pit shell; the continuity of gold mineralization at depth and along strike; the potential to expand the open pit to depth and to add meaningful ounces to the mineral resource; the potential to define additional underground resources through future drilling; statements regarding the Company's ongoing drill plans, including the planned up to 63,000 m resource expansion program and the expected benefits and results thereof; the timing and completion of an updated mineral resource estimate in Q1 2027 and revised project economics; and other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: uncertainty and variation in the estimation of mineral resources; risks related to exploration, development, and operation activities; exploration and development of the Moss Gold Project will not be undertaken as anticipated; the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; the economic performance of the deposit may not be consistent with management's expectations; the Company's exploration work may not deliver the results expected; the fluctuating price of gold; unknown liabilities in connection with acquisitions; compliance with extensive government regulation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; the Company's limited operating history; intervention by non-governmental organizations; outside contractor risks; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance; the Superion target may not add to the current mineral resource; and other risks associated with executing the Company's objectives and strategies as well as those risk factors discussed in the Company's continuous disclosure documents filed under the Company's SEDAR+ profile at www.sedarplus.ca.

The forward-looking information in this news release is based on management's reasonable expectations and assumptions as of the date of this news release.  Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development and mining activities; prices for energy inputs, labour, materials, supplies and services; the timing and results of drilling programs; mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the timely receipt of required approvals and permits; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; that the Superion target will add to the current mineral resource; that the Company's exploration work will deliver the results expected; and that there will be no material adverse change or disruptions affecting the Company or its properties.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.